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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Sutura, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

869542100

(CUSIP Number)

Jonathan D. Wood

3033 Excelsior Boulevard

Suite 300

Minneapolis, MN 55416

(612) 253-6001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 28, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 869542100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

Whitebox Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

199,984,652 (See Items 4 and 5)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

199,984,652 (See Items 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

199,984,652 (See Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.73% (See Items 4 and 5)
14	TYPE OF REPORTING PERSON (See Instructions)

IA

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

2 of 26

CUSIP No. 869542100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

Whitebox Intermarket Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

199,984,652 (See Items 4 and 5)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

199,984,652 (See Items 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

199,984,652 (See Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.73% (See Items 4 and 5)
14	TYPE OF REPORTING PERSON (See Instructions)

IA

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

3 of 26

CUSIP No. 869542100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

Whitebox Intermarket Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

199,984,652 (See Items 4 and 5)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

199,984,652 (See Items 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

199,984,652 (See Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.73% (See Items 4 and 5)
14	TYPE OF REPORTING PERSON (See Instructions)

PN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

4 of 26

CUSIP No. 869542100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

Whitebox Intermarket Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

199,984,652 (See Items 4 and 5)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

199,984,652 (See Items 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

199,984,652 (See Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.73% (See Items 4 and 5)
14	TYPE OF REPORTING PERSON (See Instructions)

PN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

5 of 26

CUSIP No. 869542100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

Whitebox Intermarket Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

199,984,652 (See Items 4 and 5)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

199,984,652 (See Items 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

199,984,652 (See Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.73% (See Items 4 and 5)
14	TYPE OF REPORTING PERSON (See Instructions)

CO

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

6 of 26

CUSIP No. 869542100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

Pandora Select Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

199,984,652 (See Items 4 and 5)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

199,984,652 (See Items 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

199,984,652 (See Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.73% (See Items 4 and 5)
14	TYPE OF REPORTING PERSON (See Instructions)

IA

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

7 of 26

CUSIP No. 869542100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

Pandora Select Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

199,984,652 (See Items 4 and 5)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

(199,984,652 See Items 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

199,984,652 (See Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.73% (See Items 4 and 5)
14	TYPE OF REPORTING PERSON (See Instructions)

PN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

8 of 26

CUSIP No. 869542100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

Pandora Select Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

199,984,652 (See Items 4 and 5)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

199,984,652 (See Items 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

199,984,652 (See Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.73% (See Items 4 and 5)
14	TYPE OF REPORTING PERSON (See Instructions)

PN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

9 of 26

CUSIP No. 869542100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

Pandora Select Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

199,984,652 (See Items 4 and 5)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

199,984,652 (See Items 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

199,984,652 (See Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.73% (See Items 4 and 5)
14	TYPE OF REPORTING PERSON (See Instructions)

CO

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

10 of 26

CUSIP No. 869542100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

Whitebox Hedged High Yield Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

199,984,652 (See Items 4 and 5)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

199,984,652 (See Items 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

199,984,652 (See Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.73% (See Items 4 and 5)
14	TYPE OF REPORTING PERSON (See Instructions)

IA

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

11 of 26

CUSIP No. 869542100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

Whitebox Hedged High Yield Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

199,984,652 (See Items 4 and 5)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

199,984,652 (See Items 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

199,984,652 (See Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.73% (See Items 4 and 5)
14	TYPE OF REPORTING PERSON (See Instructions)

PN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

12 of 26

CUSIP No. 869542100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

Whitebox Hedged High Yield Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

199,984,652 (See Items 4 and 5)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

199,984,652 (See Items 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

199,984,652 (See Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.73% (See Items 4 and 5)
14	TYPE OF REPORTING PERSON (See Instructions)

PN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

13 of 26

CUSIP No. 869542100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

Whitebox Hedged High Yield Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

199,984,652 (See Items 4 and 5)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

199,984,652 (See Items 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

199,984,652 (See Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.73% (See Items 4 and 5)
14	TYPE OF REPORTING PERSON (See Instructions)

CO

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

14 of 26

CUSIP No. 869542100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

Whitebox Convertible Arbitrage Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

199,984,652 (See Items 4 and 5)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

199,984,652 (See Items 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

199,984,652 (See Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.73% (See Items 4 and 5)
14	TYPE OF REPORTING PERSON (See Instructions)

IA

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

15 of 26

CUSIP No. 869542100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

Whitebox Convertible Arbitrage Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

199,984,652 (See Items 4 and 5)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

199,984,652 (See Items 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

199,984,652 (See Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.73% (See Items 4 and 5)
14	TYPE OF REPORTING PERSON (See Instructions)

PN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

16 of 26

CUSIP No. 869542100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

Whitebox Convertible Arbitrage Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

199,984,652 (See Items 4 and 5)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

199,984,652 (See Items 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

199,984,652 (See Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.73% (See Items 4 and 5)
14	TYPE OF REPORTING PERSON (See Instructions)

PN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

17 of 26

CUSIP No. 869542100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

Whitebox Convertible Arbitrage Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

199,984,652 (See Items 4 and 5)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

199,984,652 (See Items 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

199,984,652 (See Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.73% (See Items 4 and 5)
14	TYPE OF REPORTING PERSON (See Instructions)

PN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

18 of 26

CUSIP No. 869542100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

Gary S. Kohler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

199,984,652 (See Items 4 and 5)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

199,984,652 (See Items 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

(See Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.73% (See Items 4 and 5)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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CUSIP No. 869542100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

Scot W. Malloy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

199,984,652 (See Items 4 and 5)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

199,984,652 (See Items 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

199,984,652 (See Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.73% (See Items 4 and 5)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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Item 1 - Security and Issuer

(a)	This statement on Schedule 13D relates to the Common Stock, par value $0.001 per share, of Sutura, Inc., a Delaware corporation (the “Company”).

(b)	The principal executive offices of the Issuer are located at 17080 Newhope Street, Fountain Valley, CA 92708.

Item 2 - Identity and Background

(a)	This statement on Schedule 13D is filed by the following entities, who are each referred to herein as a “Reporting Person” and are collectively referred to herein as the “Reporting Person”:

(i)	Whitebox Advisors, LLC, a Delaware limited liability company (“WA”), with the respect to the Common Stock beneficially owned by it;

(ii)	Whitebox Intermarket Advisors, LLC, a Delaware limited liability company (“WIA”), with respect to the Common Stock beneficially owned by it;

(iii)	Whitebox Intermarket Partners, L.P., a British Virgin Islands limited partnership (“WIP”), with respect to the Common Stock directly beneficially owned by it;

(iv)	Whitebox Intermarket Fund, L.P., a Delaware limited partnership (“WIFLP”), with respect to the Common Stock indirectly beneficially owned by it;

(v)	Whitebox Intermarket Fund, Ltd., a British Virgin Islands international business company (“WIFLTD”), with respect to the Common Stock indirectly beneficially owned by it;

(vi)	Pandora Select Advisors, LLC, a Delaware limited liability company (“PSA”), with respect to the Common Stock beneficially owned by it;

(vii)	Pandora Select Partners, L.P., a British Virgin Islands limited Partnership (“PSP”), with respect to the Common Stock directly beneficially owned by it;

(viii)	Pandora Select Fund, L.P., a Delaware limited partnership (“PSFLP”), with respect to the Common Stock indirectly beneficially owned by it;

(ix)	Pandora Select Fund, Ltd., a British Virgin Islands international business company (“PSFLTD”), with respect to the Common Stock indirectly beneficially owned by it;

(x)	Whitebox Hedged High Yield Advisors, LLC, a Delaware limited liability company (“WHHYA)”, with respect to the Common Stock beneficially owned by it;

(xi)	Whitebox Hedged High Yield Partners, L.P., a British Virgin Islands limited partnership (“WHHYP”), with respect to the Common Stock directly beneficially owned by it;

(xii)	Whitebox Hedged High Yield Fund, L.P., a Delaware limited partnership (“WHHYFLP”), with respect to the Common Stock indirectly owned by it;

(xiii)	Whitebox Hedged High Yield Fund Ltd., a British Virgin Islands international business company (“WHHYFLTD”), with respect to the Common Stock indirectly beneficially owned by it;

(xiv)	Whitebox Convertible Arbitrage Advisors, LLC, a Delaware limited liability company (“WCAA”), with respect to the Common Stock beneficially owned by it;

(xv)	Whitebox Convertible Arbitrage Partners, L.P., a British Virgin Islands limited partnership (“WCAP”), with respect to the Common Stock directly beneficially owned by it;

(xvi)	Whitebox Convertible Arbitrage Fund, L.P., a Delaware limited partnership (“WCAFLP”), with respect to the Common Stock indirectly beneficially owned by it;

(xvii)	Whitebox Convertible Arbitrage Fund, Ltd., a British Virgin Islands international business company (“WCAFLTD”), with respect to the Common Stock indirectly beneficially owned by it;

(xviiii)	Gary S. Kohler, a citizen of the United States, with respect to the Common Stock beneficially owned by him; and

(xix)	Scot W. Malloy, a citizen of the United States, with respect to the Common Stock beneficially owned by him.

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WA, the managing member and sole owner of WIA, has the power to direct the affairs of WIA which manages accounts for the benefit of its clients WIP, WIFLP and WIFLTD. WIA has the power to direct the affairs of WIP including decision making power with respect to the disposition of the proceeds from the sale of the Common Stock. Mr. Kohler is a portfolio manager of WIP and Mr. Malloy is the senior trader of WIP.

WA, the managing member and sole owner of PSA, has the power to direct the affairs of PSA which manages accounts for the benefit of its clients PSP, PSFLP and PSFLTD. PSA has the power to direct the affairs of PSP including decision making power with respect to the disposition of the proceeds from the sale of the Common Stock.

WA, the managing member and sole owner of WCAA, has the power to direct the affairs of WCAA, which manages accounts for the benefit of its clients, WCAP, WCAFLP and WCAFLTD. WCAA has the power to direct the affairs of WCAP including decision making power with respect to the disposition of the proceeds from the sale of the Common Stock.

WA, the managing member and sole owner of WHHYA, has the power to direct the affairs of WHHYA, which manages accounts for the benefit of its clients, WHHYP, WHHYFLP and WHHYFLTD. WHHYA has the power to direct the affairs of WHHYP including decision making power with respect to the disposition of the proceeds from the sale of the Common Stock.

Based on the relationships described herein, these entities may be deemed to constitute a “group” within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934. The filing of this statement shall not be construed as an admission that WA, WIA, PSA, WCAA, WHHYA, WIP, PSP, WCAP, WHHYP, WIFLP, PSFLP, WCAFLP, WHHYFLP, WIFLTD, PSFLTD, WCAFLTD, WHHYFLTD and Messrs. Kohler and Malloy are a group, or have agreed to act as a group.

(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of WA, WIA, WIFLP, PSA PSFLP, WCAA, WCAFLP, WHHYA, WHHYFLP and Messrs. Kohler and Malloy is:

c/o Whitebox Advisors, LLC

3033 Excelsior Boulevard, Suite 300

Minneapolis, MN 55416

The address of the business office of WIP, WIFLTD, PSP, PSFLTD, WCAP, WCAFLTD, WHHYP and WHHYFLTD is:

Trident Chambers, P.O. Box 146

Waterfront Drive, Wickhams Cay

Roadtown, Tortola, British Virgin Islands

(c)	During the last five years, none of the Reporting Persons, nor any of their individual managers or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(d)	Citizenship

WA, WIA, WIFLP, PSA, PSFLP, WCAA, WCAFLP, WHHYA and WHHYFLP are organized under the laws of the State of Delaware. WIP, PSP, WIFLTD, PSFLTD, WCAP, WCAFLTD, WHHYP and WHHYFLTD are organized under the laws of the British Virgin Islands. Messrs. Kohler and Malloy are citizens of the United States.

Item 3 - Source and Amount of Funds or Other Consideration

WIP, PSP, WCAP and WHHYP are private investment funds whose business is investing in securities, commodities and other assets for investment purposes. The Reporting Persons did not borrow or otherwise obtain from investors of either WIP, PSP, WCAP or WHHYP funds for the sole purpose of acquiring, holding, trading or voting the securities, to pay the cash purchase price of the secured convertible promissory notes, Common Stock and warrants purchased from the Company.

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Item 4 - Purpose of Transaction

On July 31, 2006, the Company completed a private placement of $1,160,000 aggregate principal amount of Secured Convertible Promissory Notes (the “July Notes”) with certain affiliates of Whitebox Advisors. Whitebox Advisors advanced $160,000 of this amount to Registrant on July 27, 2006 and the remaining $1,000,000 was advanced on July 31, 2006. Although the parties have not executed written agreements pertaining to the advanced funds, the parties agreed on July 31, 2006 that the aggregate amount of $1,160,000 advanced will be treated in the same manner as the private placement of $500,000 aggregate principal amount of Secured Convertible Promissory Notes which occurred on June 28, 2006 (the “June Notes”, and together with the July Notes, the “Notes”). The forms of the June Notes and the related Fourth Amended Security Agreement, and Fourth Amended Patent and Trademark Security Agreement were filed as exhibits to the Company’s Current Report on Form 8-K filed with the Commission on July 3, 2006.

The July Notes bear interest from the date thereof at the rate of eight percent (8%) per annum. Interest only is payable in cash in arrears on the last day of each calendar quarter, beginning September 30, 2006. On June 28, 2007, the remaining outstanding principal balance of the Notes will be due and payable in cash, together with all then-accrued but unpaid interest. The Company has no right of early prepayment on the Notes.

The entire outstanding principal amount of the Notes, together with any accrued but unpaid interest on the Notes, will be automatically converted into the Company’s Common Stock upon the closing of a sale of the Company’s Common Stock, with aggregate gross proceeds of at least $2.0 million to the Company. The conversion rate of the Notes shall initially be equal to 90% of the per share purchase price of the Company’s Common Stock that is sold in an offering, with aggregate gross proceeds of at least $2.0 million on or before March 31, 2007.

The Company has entered into prior financings with affiliates of Whitebox Advisors (the “Prior Whitebox Financings”) on September 17, 2004, March 24, 2005, September 7, 2005, June 7, 2006 and June 28, 2006 to privately place $6,550,000, $3,000,000, $7,000,000, $500,000 and $500,000, respectively, of Secured Convertible Promissory Notes. The Fourth Amended Security Agreement and the Fourth Amended Patent and Trademark Security Agreement, which were part of the Prior Whitebox Financings were amended and superseded by the agreements entered into between the Company and the affiliates of Whitebox Advisors, LLC in connection with the June Notes.

As part of their agreement on July 31, 2006, the Company and the affiliates of Whitebox Advisors agreed that all accrued and unpaid interest on the Prior Financings as of July 31, 2006 would be paid-in-kind, and such amounts would be added to the outstanding principal amount of the Prior Financings. The amount of accrued interest that was converted to principal amount of debt on July 31, 2006 was $934,611.

Effective August 25, 2006, the Company completed the private placement of 62,180,556 shares of its Common Stock, par value $0.001 (the “Shares”), at a purchase price of $0.08 per share, and warrants to acquire 10,400,000 shares of Common Stock, par value $0.001 (the “ Warrants”), to certain affiliates of Whitebox Advisors, LLC (“Whitebox Advisors”). The aggregate consideration for the Shares and Warrants was $4,974,444.44, comprised of a new investment of $2.0 million and conversion of existing convertible notes and accrued interest in an aggregate amount of $2,974,444.44. As part of the transaction, the Company entered into a Side Agreement amending certain terms of Secured Convertible Notes issued by the Company in prior financings with certain affiliates of Whitebox Advisors, LLC. The Securities Purchase Agreement, a form of the Warrants, Third Amended Registration Rights Agreement and Side Agreement are filed as exhibits to the Company’s Current Report on Form 8-K filed with the Commission on August 31, 2006.

In addition, as part of the transaction described herein, the Company and those certain affiliates of Whitebox Advisors entered into a Side Agreement which, among other things, revised the conversion rate of the Secured Convertible Promissory Notes issued in the Prior Financings. As provided by the Side Agreement, the Secured Convertible Promissory Notes issued in connection with the Prior Financings may be converted, at the election of the Whitebox affiliates, at the rate of $0.15 per share. The Side Agreement also gives the Company the right to pay all or any portion of future scheduled interest payments due under the Prior Financings in September 2006 and December 2006 in shares of the Company’s Common Stock at a conversion rate equal to the greater of (i) $0.08 per share; or (ii) the average of the daily closing bid prices for the Company’s Common Stock over a period of 30 consecutive trading days. The last day of such 30 day period will be the trading day immediately prior to the day in which a 2006 interest payment is due.

In connection with the transactions described above, Whitebox Advisors and its affiliates waived the ownership cap that previously restricted the total number of shares of Common Stock then beneficially owned by Whitebox Advisors and its affiliates and any other persons whose beneficial ownership of Common Stock would be aggregated with them for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, to 9.99% of the total number of issued and outstanding shares of Common Stock of the issuer (including for such purpose the shares of Common Stock issuable upon conversion of any notes and exercise of any warrants).

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David Teckman, an employee of the Reporting Person, was appointed to the Company’s Board of Directors on May 15, 2006.

Item 5. Interest in Securities of the Issuer

(a)	State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act

Amount beneficially owned:

WIP beneficially owns 25,091,221 shares of Common Stock, including 13,800,000 shares issuable upon conversion of the Company’s 8% Secured Convertible Promissory Notes due 2008, 8% Secured Convertible Promissory Notes due 2008 and 8% Secured Convertible Promissory Notes due 2008, and 3,418,178 shares issuable upon exercise of warrants.

PSP beneficially owns 31,390,769 shares of Common Stock, including 17,260,000 shares issuable upon conversion of the Company’s 8% Secured Convertible Promissory Notes due 2008, 8% Secured Convertible Promissory Notes due 2008 and 8% Secured Convertible Promissory Notes due 2008, and 4,275,648 shares issuable upon exercise of warrants.

WHHYP beneficially owns 63,305,943 shares of Common Stock, including 34,473,333 shares issuable upon conversion of the Company’s 8% Secured Convertible Promissory Notes due 2008, 8% Secured Convertible Promissory Notes due 2008 and 8% Secured Convertible Promissory Notes due 2008, and 9,178,136 shares issuable upon exercise of warrants.

WCAP beneficially owns 77,788,327 shares of Common Stock, including 43,133,333 shares issuable upon conversion of the Company’s 8% Secured Convertible Promissory Notes due 2008, 8% Secured Convertible Promissory Notes due 2008 and 8% Secured Convertible Promissory Notes due 2008, and 10,044,576 shares issuable upon exercise of warrants.

Mr. Kohler beneficially owns 1,926,714 shares of Common Stock, including 1,333,333 shares issuable upon conversion of the Company’s 8% Secured Convertible Promissory Notes due 2008, 8% Secured Convertible Promissory Notes due 2008 and 8% Secured Convertible Promissory Notes due 2008, and 443,380 shares issuable upon exercise of warrants.

Mr. Malloy beneficially owns 481,678 shares of Common Stock, including 333,333 shares issuable upon conversion of the Company’s 8% Secured Convertible Promissory Notes due 2008, 8% Secured Convertible Promissory Notes due 2008 and 8% Secured Convertible Promissory Notes due 2008, and 110,845 shares issuable upon exercise of warrants.

As a result of the relationships described in this statement, each of WA, WIA, PSA, WCAA, WHHYP, WIFLP, PSFLP, WCAFLP, WHHYFLP, WIFLTD, PSFLTD, WCAFLTD and WHHYFLTD may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by each of WIP, PSP, WCAA and WHHYP. WA, WIA, PSA, WCAA, WHHYA, WIFLP, PSFLP, WCAFLP, WHHYFLP, WIFLTD, PSFLTD, WCAFLTD, WHHYFLTD, Mr. Kohler and Mr. Malloy each disclaim indirect beneficial ownership of the shares of Common Stock except to the extent of its pecuniary interests in such shares.

Based on the relationships described herein, these entities may be deemed to constitute a “group” within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934. The filing of this statement shall not be construed as an admission that WA, WIA, PFS, WCAA, WHHYA, WIFLP, PSFLP, WCAFLP, WHHYFLP, WIFLTD, PSFLTD, WCAFLTD and WHHYFLTD are a group, or have agreed to act as a group.

Percent of class:

WA beneficially owns 51.73% of the Company’s Common Stock.

WIA, PSA, WCAA and WHHYA each beneficially owns 51.73% of the Company’s Common Stock.

WIP, PSP, WCAP and HWWYP each directly owns 51.73% of the Company’s Common Stock.

WIFLP, WIFLTD, PSFLP, PSFLTD, WCAFLP, WCAFLTD, WHHYFLP and WHHYFLTD each indirectly owns 51.73% of the Company’s Common Stock.

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Mr. Kohler beneficially owns 51.73% of the Company’s Common Stock.

Mr. Malloy beneficially owns 51.73% of the Company’s Common Stock.

The percentage of Common Stock reportedly owned by each entity herein is based on 248,818,546 shares of outstanding Common Stock of the Company, which is the total number of shares issued and outstanding on August 31, 2006, after giving effect to the issuance of shares pursuant to the transactions described herein.

(b)	For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared

(1)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

WA, WIA, PSA, WCAA, WHHYA, WIP, PSP, WCAP, WHHYP, WIFLP, PSFLP, WCAFLP, WHHYFLP, WIFLTD, PSFLTD , WCAFLTD, WHHYFLTD and Messrs. Kohler and Malloy have shared voting power with respect to shares of Common Stock representing 51.73% of the outstanding shares of the Company.

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

WA, WIA, PSA, WCAA, WHHYA, WIP, PSP, WCAP, WHHYP, WIFLP, PSFLP, WCAFLP, WHHYFLP, WIFLTD, PSFLTD , WCAFLTD, WHHYFLTD and Messrs. Kohler and Malloy have shared voting power with respect to shares of Common Stock representing 51.73% of the outstanding shares of the Company.

(c)	Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by the persons named in response to paragraph (a).

See response to Item 4 above.

(d)	If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

None.

(e)	If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided and incorporated by reference to Items 3, 4 and 5 is hereby incorporated by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

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Item 7. Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2006

/s/ Jonathan D. Wood
Signature

Jonathan Wood as Chief Financial Officer of Whitebox Advisors, LLC, Whitebox Intermarket Advisors, LLC, Whitebox Intermarket Partners, L.P., Whitebox Intermarket Fund, L.P., Whitebox Intermarket Fund, Ltd., Whitebox Hedged High Yield Advisors, LLC, Whitebox Hedged High Yield Partners, L.P., Whitebox Hedged High Yield Fund, L.P., Whitebox Hedged High Yield Fund, Ltd., Pandora Select Advisors, LLC, Pandora Select Partners, L.P., Pandora Select Fund, L.P., Pandora Select Fund, Ltd., Whitebox Convertible Arbitrage Advisors, LLC, Whitebox Convertible Arbitrage Partners, L.P., Whitebox Convertible Arbitrage Fund, L.P., and Whitebox Convertible Arbitrage Fund, Ltd.

Name/Title

/s/ Gary S. Kohler
Gary S. Kohler

/s/ Scot W. Malloy
Scot W. Malloy

Attention: Intentional misstatements or omissions of fact

constitute Federal Criminal violations (See 18 U.S.C. 1001)

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